UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Boulder Brands, Inc.

(Name of Subject Company)

Boulder Brands, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer and Corporate Secretary

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (the “Amendment”) amends and supplements Items 2 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2015, as amended and supplemented by Amendment No. 1 filed with the SEC on December 11, 2015, Amendment No. 2 filed with the SEC on December 17, 2015 and Amendment No. 3 filed with the SEC on January 5, 2015 (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder Brands”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, disclosed in the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule TO”), filed by Purchaser and Pinnacle with the SEC on December 9, 2015, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as amended and supplemented from time to time), and in the related Letter of Transmittal (as amended and supplemented from time to time), copies of which are incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2

The last sentence of the first full paragraph on page 2 of the Schedule 14D-9 under the subsection entitled “Tender Offer” is hereby deleted and replaced in its entirety as follows: “Pursuant to Section 1.1(c) of the Merger Agreement, Purchaser may extend the Offer if the bank marketing period in connection with Pinnacle’s debt financing for the transaction (the “Bank Marketing Period”) has not ended prior to the scheduled expiration date of the Offer. The Bank Marketing Period began on January 4, 2016 and was continuing as of January 8, 2016. Accordingly, on January 8, 2016, Purchaser extended the Offer until 12:00 midnight, New York City time, on January 15, 2016, unless further extended or terminated.

American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised that as of midnight, New York City time, at the end of the day on January 7, 2016, approximately 56,409,889 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 86.5 percent of the currently issued and outstanding Shares. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 2,916,473 Shares, representing approximately 4.5 percent of the currently issued and outstanding Shares.”

Item 9

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(14)	Press Release issued by Pinnacle on January 8, 2016 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO-T/A of Purchaser and Pinnacle, filed with the SEC on January 8, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOULDER BRANDS, INC.

Date: January 8, 2016	By:	/s/ Christine Sacco
Name: Christine Sacco
Title: Chief Financial Officer